UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)

                                 PARTSBASE, INC.
                                (Name of Issuer)

                         Common Stock - $.001 Par Value
                         (Title of Class of Securities)

                                   70214P 109
                                 (CUSIP Number)


                             Robert A. Hammond, Jr.
                              905 Clint Moore Road
                            Boca Raton, Florida 33487
                                 (561) 953-0700
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  April 5, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].









                                  SCHEDULE 13D
--------------------------                        ------------------------------
                         |                        |                            |
CUSIP No. 70214P 109     |                        |    Page 1 of 5 Pages       |
--------------------------                        ------------------------------

--------------------------------------------------------------------------------
   |
1  | NAME OF REPORTING PERSON
   | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   |
   | Robert A. Hammond, Jr.
   | Social Security # - ###-##-####
   |
--------------------------------------------------------------------------------
   |
2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [x]
   |                                                                    (b) [ ]
--------------------------------------------------------------------------------
   |
 3 | SEC USE ONLY
   |
   |
   |
--------------------------------------------------------------------------------
   |
4  | SOURCE OF FUNDS*
   |
   | PF
   |
--------------------------------------------------------------------------------
   |
5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   |  PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
   |
   |
   |
--------------------------------------------------------------------------------
   |
6  | CITIZENSHIP OR PLACE OF ORGANIZATION
   |
   | United States
   |
--------------------------------------------------------------------------------

   Number of    | 7 |  SOLE VOTING POWER
    Shares      |      9,150,000 shares of common stock
 Beneficially   ________________________________________________________________
   Owned by     | 8 |  SHARED VOTING POWER
    Each        |       0
  Reporting     ________________________________________________________________
    Person      | 9 |  SOLE DISPOSITIVE POWER
     With       |      9,150,000 shares of common stock
                ----------------------------------------------------------------
                |10 |  SHARED DISPOSITIVE POWER
                       0
________________________________________________________________________________
   |
11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   |
   | 9,150,000 shares of common stock
   |
--------------------------------------------------------------------------------
   |
12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
   |
   |
   |
--------------------------------------------------------------------------------
   |
13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   |
   | Approximately 64.77% of the issued and outstanding common stock.
   |
--------------------------------------------------------------------------------
   |
14 | TYPE OF REPORTING PERSON*
   |
   | IN
   |
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------                        ------------------------------
                         |                        |                            |
CUSIP No. 70214P 109     |                        |    Page 2 of 5 Pages       |
--------------------------                        ------------------------------

--------------------------------------------------------------------------------
   |
1  | NAME OF REPORTING PERSON
   | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   |
   | R. Hammond L.P.
   | IRS Identification #- ###-##-####
   |
--------------------------------------------------------------------------------
   |
2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [x]
   |                                                                    (b) [ ]
--------------------------------------------------------------------------------
   |
 3 | SEC USE ONLY
   |
   |
   |
--------------------------------------------------------------------------------
   |
4  | SOURCE OF FUNDS*
   |
   | WC
   |
--------------------------------------------------------------------------------
   |
5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   |  PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
   |
   |
   |
--------------------------------------------------------------------------------
   |
6  | CITIZENSHIP OR PLACE OF ORGANIZATION
   |
   | Texas, United States
   |
--------------------------------------------------------------------------------

   Number of    | 7 |  SOLE VOTING POWER
    Shares      |      0 shares of common stock
 Beneficially   ________________________________________________________________
   Owned by     | 8 |  SHARED VOTING POWER
    Each        |      4,500,0000
  Reporting     ________________________________________________________________
    Person      | 9 |  SOLE DISPOSITIVE POWER
     With       |      0 shares of common stock
                ----------------------------------------------------------------
                |10 |  SHARED DISPOSITIVE POWER
                       4,500,0000
________________________________________________________________________________
   |
11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   |
   | 4,500,000 shares of common stock
   |
--------------------------------------------------------------------------------
   |
12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
   |
   |
   |
--------------------------------------------------------------------------------
   |
13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   |
   | Approximately 32.2% of the issued and outstanding common stock.
   |
--------------------------------------------------------------------------------
   |
14 | TYPE OF REPORTING PERSON*
   |
   | PN
   |
--------------------------------------------------------------------------------

                                   ATTACHMENT

                                                          CUSIP No. 70214P 109

Item 4.  Purpose of Transaction.

     As disclosed on Schedule 13D filed by the Reporting Persons on April 10, 2002 (the "Initial Schedule"), the Reporting Persons submitted a proposal to the Board of Directors of PartsBase on April 5, 2002, pursuant to which the Reporting Persons, through a company to be formed, would acquire all of the outstanding shares of common stock of PartsBase in accordance with the terms and conditions set forth therein. The submitted proposal, a copy of which is attached to the Initial Schedule, provided that the proposal could be terminated by either party in the event a definitive merger agreement was not executed by the parties on or before May 3, 2002. Though a definitive merger agreement was not executed by the parties prior to May 3, 2002, Partsbase, through a special committee of its Board of Directors, and the Reporting Persons have agreed to continue their discussions regarding the submitted proposal.

Item 7.  Material to be Filed as an Exhibit.

         Exhibit A - Joint Filing Agreement dated April 5, 2002 by and between the Reporting Persons.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   May 3, 2002                           /s/Robert A. Hammond, Jr.
                                                  Robert A. Hammond, Jr.

                                                  R. Hammond, L.P.

                                                   By:/s/ Robert A. Hammond, Jr.
                                                          Robert A. Hammond, Jr.
                                                          General Partner

                                    Exhibit A

                             Joint Filing Agreement


     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned parties hereby agree to file jointly the statement on Schedule 13D (including any amendments thereto) with respect to the Common Stock, $.001 par value per share, of PartsBase, Inc.

     It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

     It is understood and agreed that a copy of this agreement shall be attached as an exhibit to the statement on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Dated:   April 5, 2002
                                            /s/ Robert A. Hammond, Jr.
                                            __________________________
                                                Robert A. Hammond, Jr.


                                            R. Hammond, L.P.

                                            By:/s/ Robert A. Hammond, Jr.
                                               ___________________________
                                                   Robert A. Hammond, Jr.
                                                    General Partner